Form 40-F
period 2024-12-31
South Bow Corp
filed 2025-03-06
CIK 2019061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended: December 31, 2024             Commission File Number: 001-42021

SOUTH BOW CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English (if applicable)
Canada
(Province or other jurisdiction of incorporation or organization)

4612	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
707 5th Street SW
Calgary, Alberta, Canada, T2P 1V8
(855) 699-8437
(Address and telephone number of Registrant’s principal executive offices)
South Bow USA Services Inc.
920 Memorial City Way, Suite 800
Houston, Texas, 77024
(832) 389-8831
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares (including common share purchase rights)	SOBO	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
For annual reports indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
208,041,109 common shares outstanding as of December 31, 2024
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒   No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The document (or portions thereof) forming part of this Form 40-F is incorporated by reference into the following registration statement under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-282631

EXPLANATORY NOTE
South Bow Corporation is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Exchange Act on Form 40-F (this “Annual Report”) pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC” or the “Commission”).
The Company’s common shares are listed in the United States on the New York Stock Exchange (“NYSE”) under the trading symbol “SOBO” and in Canada on the Toronto Stock Exchange under the trading symbol “SOBO”.
In this Annual Report, references to “we,” “our,” “us,” the “Registrant,” the “Company,” or “South Bow,” mean South Bow Corporation unless the context suggests otherwise.
FORWARD-LOOKING INFORMATION
Certain statements in this Annual Report, and the documents incorporated by reference herein, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. Often, but not always, forward-looking information use words or phrases such as: “advancing”, “anticipate”, “believe”, “committed”, “continue”, “ensure”, “estimate”, “expect”, “focus”, “future”, “goal”, “guidance”, “implement”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “potential”, “seek”, “strategy”, “target” or state that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “should”, “will”, “regularly” or “from time to time” be taken, occur or be achieved. Such forward-looking information, include, but are not limited to, statements included or incorporated by reference, South Bow’s growth strategy and properties, the Company’s anticipated business plans, opportunities, objectives, strategies and production.
In particular, forward-looking statements in this Annual Report include information, including certain financial outlooks, about the following, among other things South Bow’s financial and operational performance; expectations about strategies and goals for growth and expansion and the methods South Bow expects to employ to implement such strategies; South Bow’s financial outlook for 2025 and beyond, including 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow and 2025 capital expenditures; expected dividends and other returns to shareholders; expected cash flows and future financing options available, including portfolio management; expectations regarding the size, timing, conditions and outcome of ongoing and future transactions; expected access to and cost of capital; expected costs and schedules for planned projects, including projects under construction such as the Blackrod Connection project, as well as the benefits and timing thereof; expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs; the outcomes and effectiveness of the Company’s disclosure controls and procedures and ICFR; expected regulatory processes and outcomes; expected outcomes with respect to legal proceedings, including arbitration and insurance claims; the expected impact of future legal and accounting changes, including the potential impacts of tariffs; expected industry, market and economic conditions, including their impact on us and on our customers and suppliers; the future prospects and growth opportunities of South Bow, including the timing thereof and their expected impact on South Bow; the programs and policies of South Bow, including the systems used to implement such policies and the effectiveness thereof; South Bow’s dividend policy, including the declaration or payment of future dividends and the sustainability thereof; the business environment in which South Bow operates, including expected crude oil supply and demand levels and the sources thereof; South Bow’s competitive position and business prospects; expected earnings and future cash flows of South Bow, including the stability and sufficiency thereof; factors affecting South Bow’s financial results; treatment under current and future regulatory regimes, including those relating to taxes, tariffs and the environment; the timing and outcome of court and regulatory filings, proceedings and decisions, as well as their impact on South Bow; expectations regarding South Bow’s pipeline integrity spending; expected sources of environmental risks; South Bow’s contract profile; and South Bow’s intentions with respect to future issuances of first preferred shares of South Bow and second preferred shares of South Bow.

This forward-looking information reflects South Bow’s beliefs and assumptions based on information available to South Bow at the time the statements were made and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such forward-looking information. These assumptions, risks and uncertainties include, but are not limited to: realization of expected benefits from acquisitions, divestitures and energy transition; South Bow’s ability to successfully implement its strategic priorities, and whether they will yield the expected benefits; South Bow’s ability to implement a capital allocation strategy aligned with maximizing shareholder value; the operating performance and integrity of South Bow’s assets; the amount of capacity sold and the tolls and rates achieved; the supply and demand for crude oil; energy industry exploration and development activities and production levels within supply basins; South Bow’s reputation with key stakeholders; the performance of key officers, employees and consultants; South Bow maintaining its status as a foreign private issuer and its current credit ratings; construction and completion of capital projects in a manner consistent with management’s expectations; cost, availability of and inflationary pressures on labour, equipment and materials; the availability and market prices of commodities; access to capital markets on competitive terms; interest, tax and foreign exchange rates; performance and credit risk of South Bow’s counterparties; regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims; outcomes related to the Milepost 14 incident and certain existing variable toll disputes on the Keystone system; performance by TC Energy, South Bow, South Bow Pipelines Ltd., as applicable, and the other parties thereto, of their respective obligations under the Separation Agreement and the Transition Services Agreement; South Bow’s ability to effectively anticipate and assess changes to government policies and regulations, including those related to tariffs, trade and the environment; competition in the businesses in which South Bow operates; unexpected or unusual weather; acts of civil disobedience; cyber security and technological developments; sustainability-related risks; the impact of the energy transition on South Bow’s business and results of operations; economic conditions in North America as well as globally; global health crises, such as pandemics and epidemics and the impacts related thereto; and other risks, uncertainties and factors, many of which are beyond the control of South Bow, and some of which are discussed in the section entitled “Risk Factors” in South Bow’s Annual Information Form for the year ended December 31, 2024, which is available on the Company’s profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov.
Although South Bow has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and to the validity of the information, in the period the changes occur. The forward-looking information is made as of the date hereof and South Bow disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking information.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2024 (the “Annual Information Form”) is attached as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2024 (the “MD&A”) is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

 TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Under the supervision and with the participation of Management, including the President and CEO and Senior Vice-President and Chief Financial Officer, the Company carried out quarterly evaluations of the effectiveness of its disclosure controls and procedures, including for the year ended December 31, 2024, as required by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, Management has concluded that South Bow’s disclosure controls and procedures were appropriately designed to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Securities Exchange Act of 1934 and National Instrument 52-109 is reported in line with applicable rules and forms.
Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial (“ICFR”) reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, and effected by the Board, Management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with GAAP.
As a newly listed public company, South Bow has deferred the requirement to provide an auditor’s attestation report on the effectiveness of its ICFR until the Company’s annual report for the year ended December 31, 2025. During this exemption period, Management is focused on developing and refining South Bow’s internal controls to ensure they are robust and effective in preventing and detecting material misstatements of financial information and results.
South Bow recognizes the importance of strong internal controls and is committed to continuously improving processes to ensure the integrity of the Company’s financial reporting. Management, with the oversight of the Audit Committee, will continue to monitor and evaluate the effectiveness of internal controls and make necessary adjustments to enhance the Company’s financial reporting framework.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit committee. Shannon Ryhorchuk has been designated as an audit committee financial expert and is independent, as that term is defined by the NYSE’s listing standards applicable to the Registrant. The Commission has indicated that the designation of Shannon Ryhorchuk as an audit committee financial expert does not make Shannon Ryhorchuk an “expert” for any purpose, impose any duties, obligations or liability on Shannon Ryhorchuk that is greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.

CODE OF ETHICS
The Registrant has adopted a code of business ethics (“Code”) that applies to all employees, directors, officers and contingent workforce contractors of the Registrant and its wholly-owned subsidiaries and/or operated entities in all countries in which the Registrant conducts business.

The Registrants’ Code is available on South Bow’s website at https://www.southbow.com/ and any person can obtain the Code without charge upon request from Investor Relations at investor.relations@southbow.com. No waivers have been granted from any provision of the Code during the 2024 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Calgary, AB, Canada, Auditor Firm ID: 85. For information on principal accountant fees and services, see “Audit Fees” on page 36 of the South Bow Corporation 2024 Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

For information on off-balance sheet arrangements, see “Off-balance Sheet Arrangements” on page 14 of the MD&A.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on disclosure of contractual obligations, see “Contractual Obligations” on page 14 of the MD&A.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The members of the audit committee are: Shannon Ryhorchuk (Chair), Chansoo Joung, George Lewis and Frances M. Vallejo.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES

A comparison of NYSE Corporate Governance Rules required to be followed by U.S. Domestic Issuers under the NYSE's listing standards and the Corporate Governance practices of the Company (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the About – Governance section of the Registrant’s website at https://www.southbow.com/.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
The Registrant has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

DOCUMENTS FILED AS PART OF THIS REPORT
The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

97.1	South Bow Corporation’s Incentive Compensation Recoupment and Holdback Policy.

99.1	South Bow Corporation Annual Information Form for the fiscal year ended December 31, 2024.

99.2	Audited Consolidated Financial Statements of South Bow Corporation for the fiscal year ended December 31, 2024.

99.3	Management’s Discussion and Analysis of South Bow Corporation for the year ended December 31, 2024.

99.4	Consent of KPMG LLP, Charted Professional Accountants, Independent Registered Public Accounting Firm.

99.5	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

99.6	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	South Bow Corporation’s Code of Business Ethics Policy.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

SOUTH BOW CORPORATION

By:	/s/ Lori M. Muratta
Name: Lori M. Muratta Title: Senior Vice-President and General Counsel

Date: March 5, 2025