Form 40-F
period 2025-12-31
South Bow Corp
filed 2026-03-16
CIK 2019061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the fiscal year ended: December 31, 2025             Commission File Number: 001-42021

SOUTH BOW CORPORATION
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English (if applicable)
Canada
(Province or other jurisdiction of incorporation or organization)

4612	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
Suite 900, 707 5th Street SW
Calgary, Alberta, Canada, T2P 1V8
(587) 318-5410
(Address and telephone number of Registrant’s principal executive offices)
South Bow USA Services Inc.
920 Memorial City Way, Suite 800
Houston, Texas, 77024
(713) 701-2163
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares (including common share purchase rights)	SOBO	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.
None
(Title of Class)
For annual reports indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
208,250,512 common shares outstanding as of December 31, 2025
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter ) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes☒   No ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
The document (or portions thereof) forming part of this Form 40-F is incorporated by reference into the following registration statement under the Securities Act of 1933, as amended:

Form	Registration No.
S-4	333-288161
S-4	333-288163
S-8	333-282631
F-10	333-288159
F-10	333-288160
F-10	333-288162
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
In particular, forward-looking statements in this Annual Report include information, including certain financial outlooks, about the following, among other things South Bow’s financial and operational performance; expectations about strategies and goals for growth and expansion and the methods South Bow expects to employ to implement such strategies; South Bow’s financial outlook for 2026 and beyond, including 2026 normalized EBITDA, 2026 interest expenses, 2026 distributable cash flow and 2026 capital expenditures; expected dividends and other returns to shareholders; expected cash flows and future financing options available, including portfolio management; expectations regarding the size, timing, conditions and outcome of ongoing and future transactions; expected access to and cost of capital; expected costs and schedules for planned projects, including projects under construction, as well as the benefits and timing thereof; expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs; the outcomes and effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting ("ICFR"); the remediation plan and the effectiveness of the actions taken pursuant to the remediation plan to remediate the identified material weakness in the Company's internal controls; expected regulatory processes and outcomes; expected outcomes with respect to legal proceedings, including arbitration and insurance claims; the expected impact of future legal, accounting and regulatory changes, including the potential impacts of tariffs; expected industry, market and economic conditions, including their impact on us and on our customers and suppliers; the future prospects and growth opportunities of South Bow, including the timing thereof and their expected impact on South Bow; the programs and policies of South Bow, including the systems used to implement such policies and the effectiveness thereof; South Bow’s dividend policy, including the declaration or payment of future dividends and the sustainability thereof; the business environment in which South Bow operates, including expected crude oil supply and demand levels and the sources thereof; South Bow’s competitive position and business prospects; expected earnings and future cash flows of South Bow, including the stability and sufficiency thereof; factors affecting South Bow’s financial results; treatment under current and future regulatory regimes, including those relating to taxes, tariffs and the environment; the timing and outcome of court and regulatory filings, proceedings and decisions, as well as their impact on South Bow; expectations regarding South Bow’s pipeline integrity spending; expected sources of environmental risks; South Bow’s contract profile; and South Bow’s intentions with respect to future issuances of first preferred shares of South Bow and second preferred shares of South Bow.
This forward-looking information reflects South Bow’s beliefs and assumptions based on information available to South Bow at the time the statements were made and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such forward-looking information. These assumptions, risks and uncertainties include, but are not limited to: realization of expected benefits from acquisitions, divestitures and energy transition; South Bow’s ability to successfully implement its strategic priorities, and whether they will yield the expected benefits; South Bow’s ability to implement a capital allocation strategy aligned with maximizing shareholder value; the operating performance and integrity of South Bow’s assets; the amount of capacity sold and the tolls and rates achieved; the supply and demand for crude oil; energy industry exploration and development activities and production levels within supply basins; South Bow’s reputation with key stakeholders; the performance of key officers, employees and consultants; South Bow maintaining its status as a foreign private issuer; construction and completion of capital projects in a manner consistent with management’s expectations; cost, availability of and inflationary pressures on labour, equipment and materials; the availability and market prices of commodities; access to capital markets on competitive terms; South Bow maintaining its current credit ratings; interest, tax and foreign exchange rates; performance and credit risk of South Bow’s counterparties; regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims; outcomes related to the Milepost 171 incident and Milepost 14 incident and the withdrawal of variable toll disputes on the Keystone system; performance by TC Energy, South Bow, as applicable, and the other parties thereto, of their respective obligations under the Separation Agreement and the Transition Services Agreement; South Bow’s ability to effectively anticipate and assess changes to government policies and regulations, including those related to tariffs, trade and the environment; competition in the businesses in which South Bow operates; unexpected or unusual weather; acts of civil disobedience; cyber security and technological developments; sustainability-related risks; the impact of the energy transition on South Bow’s business and results of operations; economic conditions in North America as well as globally; global health crises, such as pandemics and epidemics and the impacts related thereto; and other risks, uncertainties and factors, many of which are beyond the control of South Bow, and some of which are discussed in the section entitled “Risk Factors” in South Bow’s Annual Information Form for the year ended December 31, 2025, which is available on the Company’s profile on SEDAR+ at http://www.sedarplus.ca and in its filings with the SEC at http://www.sec.gov.

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
PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2025 (the “Annual Information Form”) is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2025 (the “MD&A”) is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

 TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see "Accounting Matters" on page 26 of the MD&A under the subheadings, "Disclosure Controls and Procedures" and "Management's Report on Internal Control over Financial Reporting".
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report of the Company’s registered public accounting firm is included within Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than with respect to the material weakness and remediation efforts described in the MD&A and incorporated herein by reference, the preparation for management’s first report on the Company’s ICFR and the first attestation report of the Company’s registered public accounting firm, there were no changes in the Company's ICFR.

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

The Registrants’ Code is available on South Bow’s website at https://www.southbow.com/ and any person can obtain the Code without charge upon request from Investor Relations at investor.relations@southbow.com. No waivers have been granted from any provision of the Code during the 2025 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Calgary, AB, Canada, Auditor Firm ID: 85. For information on principal accountant fees and services, see “Audit Fees” on page 36 of the South Bow Corporation 2025 Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS
For information on off-balance sheet arrangements, see “Off-balance Sheet Arrangements” on page 20 of the MD&A.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on disclosure of contractual obligations, see “Contractual Obligations” on page 19 of the MD&A.
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

DOCUMENTS FILED AS PART OF THIS REPORT
The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

97.1	South Bow Corporation’s Clawback Policy.

99.1	South Bow Corporation Annual Information Form for the fiscal year ended December 31, 2025.

99.2	Audited Consolidated Financial Statements of South Bow Corporation for the fiscal year ended December 31, 2025.

99.3	Management’s Discussion and Analysis of South Bow Corporation for the year ended December 31, 2025.

99.4	Consent of KPMG LLP, Charted Professional Accountants, Independent Registered Public Accounting Firm.

99.5	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

99.6	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	South Bow Corporation’s Code of Business Ethics Policy.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

Date: March 13, 2026